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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No.  1 )*
                                              ---
                              Centra Software, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   15234X-10-3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [_]  Rule 13d-1(b)
         [_]  Rule 13d-1(c)
         [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 4 pages

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                                  Schedule 13G
                                  ------------

Item 1(a).        Name of Issuer:  Centra Software, Inc.
                  --------------

Item 2(a).        Names of Persons Filing:  Commonwealth Venture Partners L.P.,
                  -----------------------
                  Commonwealth Capital Ventures L.P., Michael T. Fitzgerald, Jeffrey M. Hurst and R. Stephen McCormack, Jr.

                  Commonwealth Venture Partners L.P. is the sole general partner of Commonwealth Capital Ventures L.P. Messrs. Fitzgerald, Hurst and McCormack are the individual general partners of Commonwealth Venture Partners L.P. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

Item 4.           Ownership.
                  ---------

                  Not Applicable.

Item 5.           Ownership of Five Percent or Less of a Class.
                  --------------------------------------------

                  Each Reporting Person has ceased to own beneficially more than 5% of the outstanding Common Stock of Centra Software, Inc.

All other items reported on the Schedule 13G dated as of February 1, 2001 and
-----------------------------------------------------------------------------
filed on behalf of the Reporting Persons with respect to the Common Stock of
----------------------------------------------------------------------------
Centra Software, Inc. remain unchanged.
--------------------------------------

                  [REMAINDER OF PAGE LEFT BLANK INTENTIONALLY]

                      [SIGNATURE PAGE FOLLOWS IMMEDIATELY]

                                Page 2 of 4 pages

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                                   Signatures
                                   ----------

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2002

COMMONWEALTH CAPITAL VENTURES L.P.                         *
                                               ---------------------------------
                                               Michael T. Fitzgerald
By:  Commonwealth Venture Partners L.P.

                                                           *
                                               ---------------------------------
By:                *                           Jeffrey M. Hurst
     ----------------------------------
     Michael T. Fitzgerald
     General Partner
                                                           *
                                               ---------------------------------
                                               R. Stephen McCormack, Jr.

COMMONWEALTH VENTURE PARTNERS L.P.


By:                *
     ----------------------------------
     Michael T. Fitzgerald
     General Partner


* The undersigned attorney-in-fact, by signing his name below, does hereby sign this statement on behalf of himself and the other above indicated filers pursuant to Powers of Attorney filed with the Securities and Exchange Commission on February 1, 2001 in connection with a Schedule 13G for Centra Software, Inc., which powers of attorney are attached hereto as Exhibit 1
                                                                   ---------
   and incorporated herein by reference.

   /s/ Michael T. Fitzgerald
   -----------------------------------------------

   Individually and as Attorney-in-fact

                               Page 3 of 4 pages

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                                                                       Exhibit 1
                                                                       ---------

                                POWER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints each and any of Michael T. Fitzgerald, Jeffrey M. Hurst, R. Stephen McCormack, Jr. and Justin J. Perreault, acting singly, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates and documents required to be executed on behalf of himself pursuant to sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 1/st/ day of February, 2001.


                                      /s/ Michael T. Fitzgerald
                                      -----------------------------------
                                      Michael T. Fitzgerald


                                      /s/ Jeffrey M. Hurst
                                      -----------------------------------
                                      Jeffrey M. Hurst


                                      /s/ R. Stephen McCormack, Jr
                                      -----------------------------------
                                      R. Stephen McCormack, Jr.


                                      /s/ Justin J. Perreault
                                      -----------------------------------
                                      Justin J. Perreault

                               Page 4 of 4 pages